Mailstop 3233
                                                           September 19, 2018

Via E-mail
Mr. Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

       Re:      The Macerich Company
                Form 10-K
                Filed February 23, 2018
                File No. 001-12504

Dear Mr. O'Hern:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Management's Overview and Summary, page 42

Comparison of years ended December 31, 2017 and 2016, page 50

1. We note that you recognized $18.1m and $19.2m in lease termination income in 2017 and 2016 respectively. We further note your disclosure on page 17 that a number of your tenants have declared bankruptcy in recent years. Please tell us what consideration you have given to discussing recent tenant bankruptcies and the impact of those bankruptcies on current and future operations in your MD&A.
 Mr. Thomas E. O'Hern
The Macerich Company
September 19, 2018
Page 2

Financial Statements

11. Co-Venture Arrangement, page 93

2. Please explain to us in greater detail why the adoption of ASC 606 resulted in a change in the accounting for the joint venture holding Freehold Raceway Mall and Chandler
       Fashion Center. Cite any relevant accounting guidance in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or me at 202-551-3438 with any questions.


                                                           Sincerely,

                                                           /s/ Robert F.
Telewicz, Jr.

                                                           Robert F. Telewicz
Jr.
                                                           Branch Chief
                                                           Office of Real
Estate and
                                                           Commodities